Exhibit 3.1

CohBar Resumes CB4211 Phase 1b Clinical Trial

MENLO PARK, Calif., July 7, 2020 – CohBar, Inc. (NASDAQ: CWBR), a clinical stage biotechnology company developing mitochondria based therapeutics to treat chronic diseases and extend healthy lifespan, today announced that it has resumed the Phase 1b stage of its Phase 1a/1b clinical trial of CB4211, its lead candidate for the treatment of nonalcoholic steatohepatitis (NASH) and obesity. In March 2019, the company announced the temporary pause of the clinical study in response to the COVID-19 pandemic.

While the clinical trial was paused, the study sites had continued to identify potential subjects. With the resumption of the trial, the clinical sites have resumed the process of screening and enrollment of subjects that meet the appropriate criteria.

“The unmet need for an effective treatment for NASH and obesity grows every day,” said Steven Engle, CohBar’s CEO. “Since we announced the pause in March, we have been working with our contract research organizations to safely resume the clinical trial and to ensure that each clinical site has a policy in place that is consistent with local, state and federal guidance on COVID-19 safety. As we navigate the evolving COVID-19 environment, we remain committed to completing this first clinical study of a mitochondria based therapeutic as quickly as our sites allow. We expect to provide an update on the study during our quarterly call next month.”

The Phase 1a stage of the study was completed in November of 2019. This study was a double blind, placebo-controlled single ascending dose and multiple ascending dose assessment of safety, tolerability, and pharmacokinetics in healthy adults, to select the most appropriate dose for the Phase 1b stage. The Phase 1b stage of the study is a double-blind, placebo-controlled evaluation of one dose level of CB4211 given once a day for four weeks in twenty obese subjects with NAFLD. This study is designed to assess the potential effects of CB4211 on liver fat, body weight, and various biomarkers that are relevant to NASH, obesity and metabolic disease. All subjects must have a minimum of 10% liver fat at enrollment, and changes in liver fat will be assessed by MRI-PDFF.

About CB4211

CohBar’s lead program is based on CB4211, a first-in-class mitochondria based therapeutic (MBT) that has demonstrated significant therapeutic potential in preclinical models of nonalcoholic steatohepatitis (NASH) and obesity. CB4211 is a novel and improved analog of MOTS-c, a naturally occurring mitochondrial-derived peptide (MDP) which was discovered in 2012 by CohBar founder Dr. Pinchas Cohen and his academic collaborators and has been shown to play a significant role in the regulation of metabolism. Previously, in July 2018, CB4211 entered a Phase 1a/1b clinical trial which includes a potential activity readout relevant to NASH and obesity. NASH has been estimated to affect as many as 12% of adults in the U.S., and there is currently no approved treatment for the disease.

About CohBar

CohBar (NASDAQ: CWBR) is a clinical stage biotechnology company focused on the research and development of mitochondria based therapeutics, an emerging class of drugs for the treatment of chronic and age-related diseases. Mitochondria based therapeutics originate from the discovery by CohBar’s founders of a novel group of naturally occurring mitochondrial-derived peptides within the mitochondrial genome that regulate metabolism and cell death, and whose biological activity declines with age. To date, the company has discovered more than 100 mitochondrial derived peptides and generated over 1,000 analogs. CohBar’s efforts focus on the development of these peptides into therapeutics that offer the potential to address a broad range of diseases, including nonalcoholic steatohepatitis (NASH), obesity, fibrotic diseases, cancer, acute respiratory distress syndrome (ARDS), type 2 diabetes, and cardiovascular and neurodegenerative diseases. The company’s lead compound, CB4211, is in the Phase 1b stage of a Phase 1a/1b clinical trial for NASH and obesity. In addition, CohBar has four preclinical programs, two in cancer, one in fibrotic diseases and one in COVID-19 associated ARDS and type 2 diabetes.

For additional company information, please visit www.cohbar.com.

Forward-Looking Statements

This news release contains forward-looking statements which are not historical facts within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to statements regarding the impact of COVID-19 on our ongoing and planned clinical trials; anticipated outcomes of research and clinical trials for our mitochondria based therapeutic (MBT) candidates; expectations regarding the growth of MBTs as a significant future class of drug products; and statements regarding anticipated therapeutic properties and potential of our mitochondrial peptide analogs, MBTs and other potential therapies. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: our ability to successfully advance drug discovery and development programs, including the delay or termination of ongoing clinical trials; our possible inability to mitigate the prevalence and/or persistence of the injection site reactions, receipt of unfavorable feedback from regulators regarding the safety or tolerability of CB4211 or the possibility of other developments affecting the viability of CB4211 as a clinical candidate or its commercial potential; results that are different from earlier data results including less favorable than and that may not support further clinical development; our ability to raise additional capital when necessary to continue our operations; our ability to recruit and retain key management and scientific personnel; the risk that our intellectual property may not be adequately protected; our ability to establish and maintain partnerships with corporate and industry partners; and risks related to the impact on our business of the COVID-19 pandemic or similar public health crises. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the Securities and Exchange Commission and applicable Canadian securities regulators, which are available on our website, and at www.sec.gov or www.sedar.com.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and CohBar does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

Contacts:

Jordyn Tarazi
Director of Investor Relations
CohBar, Inc.
(650) 445-4441
Jordyn.tarazi@cohbar.com

Joyce Allaire
LifeSci Advisors, LLC
jallaire@lifesciadvisors.com

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